Exhibit 99

Ms. Lan is the Chief Financial Officer of Allied Fortune (HK) Management Limited, a British Virgin Islands company ("Allied"), which provides management services for King Apex Group Holdings II Limited, a British Virgin Islands company ("King Apex II"), and King Apex Group Holdings III Limited, a British Virgin Islands company ("King Apex III"). Allied is also a partial owner of King Apex II and King Apex III. King Apex II and King Apex III own, respectively, 25,000,000 and 30,000,000 shares of the common stock of Reven Housing REIT, Inc. (the "Issuer"). The voting and dispositive control over the shares is shared by owners of, respectively, King Apex II and King Apex III, none of whom has veto power.

Pursuant to a Voting Agreement among the Issuer, King Apex II, King Apex III and Chad Carpenter, the Issuer's Chairman, Chief Executive Officer and significant shareholder, Ms. Lan has been nominated for and appointed to the Issuer's Board of Directors effective October 17, 2013.